1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC February 2011 Sales Report
Hsinchu, Taiwan, R.O.C. — March 10, 2011 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for February 2011: On an unconsolidated basis, net sales were approximately NT$31.75 billion, a decrease of 7.8 percent over January 2011 and an increase of 8.8 percent over February 2010. Revenues for January through February 2011 totaled NT$66.18 billion, an increase of 13.4 percent compared to the same period in 2010.
On a consolidated basis, net sales for February 2011 were approximately NT$ 32.69 billion, a decrease of 7.6 percent over January 2011 and an increase of 8.5 percent over February 2010. Revenues for January through February 2011 totaled NT$68.06 billion, an increase of 12.9 percent compared to the same period in 2010.
“TSMC’s first quarter 2011 guidance as announced on January 27 remains unchanged,” said Senior Vice President Lora Ho, TSMC’s Spokesperson and Chief Financial Officer.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2011*	2010	Increase (Decrease) %
February	31,754	29,195	8.8
January through February	66,178	58,352	13.4

*	Year 2011 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2011*	2010	Increase (Decrease) %
February	32,691	30,132	8.5
January through February	68,062	60,268	12.9

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-566-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
March 10, 2011
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Feb. 2011.
1) Sales volume (in NT$ thousand)

Period	Items	2011	2010
Feb.	Net sales	31,753,825	29,195,234
Jan.-Feb.	Net sales	66,177,999	58,351,505
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Feb.	Bal. as of period end
TSMC	107,304,726	—	—
TSMC’s subsidiaries	33,180,369	1,493,600	5,974,400
3) Endorsements and guarantees : None.
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	9,690,239	7,835,970	—	—	—	—	—
	Mark to Market Profit/Loss	—	(32,562)	(53,360)	—	—		—	—
	Unrealized Profit/Loss	—	(24,729)	(53,360)	—	—		—	—
Expired Contracts	Notional Amount	—	15,709,684	10,791,845	—	—	—	—	—
	Realized Profit/Loss	—	(40,051)	(105,613)	—	—		—	—
     TSMC’s subsidiary — TSMC Partners
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	176,040	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(187)	—	—	—		—	—
	Unrealized Profit/Loss	—	(187)	—	—	—		—	—
Expired Contracts	Notional Amount	—	—	—	—	—	—	—	—
	Realized Profit/Loss	—	—	—	—	—		—	—
     TSMC’s subsidiary — TSMC China
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	2,785,771	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(22,029)	—	—	—		—	—
	Unrealized Profit/Loss	—	(21,283)	—	—	—		—	—
Expired Contracts	Notional Amount	—	842,264	—	—	—	—	—	—
	Realized Profit/Loss	—	1,044	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 10, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer